                                                   ---------------------------
                                                          OMB APPROVAL
                                                   ---------------------------
                                                   OMB NUMBER:  3235-0145
                                                   EXPIRES: OCTOBER 31, 1997
                                                   ESTIMATED AVERAGE BURDEN
                                                   HOURS PER RESPONSE .. 14.90
                                                   ---------------------------

                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                 SCHEDULE 13D


                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 1)*


                          NewCare Health Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)


                    Common Stock, Par Value $.02 Per Share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    651053
--------------------------------------------------------------------------------
                                 (CUSIP Number)
                          James H. Perry, President
                        Bridge Capital Partners, Inc.
5350 South Roslyn Street, Suite 350, Englewood, Colorado 80111 (303) 721-1111
--------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                 July 8, 1998
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP NO. _______________                                    PAGE __ OF __ PAGES

--------------------------------------------------------------------------------

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    ProFutures Bridge Capital Fund, L.P.
    74-2786949
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [ ]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    WC
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                   [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
   SHARES           858,668
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY      8   SHARED VOTING POWER
   EACH
 REPORTING          None
  PERSON       -----------------------------------------------------------------
   WITH         9   SOLE DISPOSITIVE POWER

                    858,668
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    None
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     858,668
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     7.07%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     PN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

CUSIP NO. _______________                                    PAGE __ OF __ PAGES

--------------------------------------------------------------------------------

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Bridge Capital Partners, Inc.
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [X]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    Not applicable/WC/PF
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                   [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Colorado
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
   SHARES           400
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY      8   SHARED VOTING POWER
   EACH
 REPORTING          858,668
  PERSON       -----------------------------------------------------------------
   WITH         9   SOLE DISPOSITIVE POWER

                    400
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    858,668
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     859,068
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     7.08%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     CO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

CUSIP NO. _______________                                    PAGE __ OF __ PAGES

--------------------------------------------------------------------------------

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    ProFutures Fund Management, Inc.
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [X]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    NOT APPLICABLE
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                   [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Texas
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
   SHARES           0
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY      8   SHARED VOTING POWER
   EACH
 REPORTING          858,668
  PERSON       -----------------------------------------------------------------
   WITH         9   SOLE DISPOSITIVE POWER

                    0
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    858,668
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     858,668
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     7.07%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     CO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

CUSIP NO. _______________                                    PAGE __ OF __ PAGES

--------------------------------------------------------------------------------

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Gary D. Halbert
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [X]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    Not applicable.
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                   [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    USA
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
   SHARES           0
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY      8   SHARED VOTING POWER
   EACH
 REPORTING          858,668
  PERSON       -----------------------------------------------------------------
   WITH         9   SOLE DISPOSITIVE POWER

                    0
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    858,668
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     858,668
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     7.07%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

CUSIP NO. _______________                                    PAGE __ OF __ PAGES

--------------------------------------------------------------------------------

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Bridge Capital Partners, Inc., Defined Benefit Pension Plan
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [ ]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    WC
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                   [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Colorado
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
   SHARES           5,000
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY      8   SHARED VOTING POWER
   EACH
 REPORTING          0
  PERSON       -----------------------------------------------------------------
   WITH         9   SOLE DISPOSITIVE POWER

                    5,000
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     5,000
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     .04%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     EP
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

CUSIP NO. _______________                                    PAGE __ OF __ PAGES

--------------------------------------------------------------------------------

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    James H. Perry
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [ ]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    WC
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                   [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    USA
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
   SHARES           5,000
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY      8   SHARED VOTING POWER
   EACH
 REPORTING          864,068
  PERSON       -----------------------------------------------------------------
   WITH         9   SOLE DISPOSITIVE POWER

                    5,000
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    864,068
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     869,068
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     7.16%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

ITEM 2.  IDENTITY AND BACKGROUND

This Amendment No. 1 is filed by (i) ProFutures Bridge Capital Fund, L.P. (the "Partnership"), (ii) by Bridge Capital Partners, Inc. ("Bridge Capital") and ProFutures Fund Management, Inc. ("ProFutures Fund") by virtue of their respective position as Co-General Partners of the Partnership, (iii) Bridge Capital Partners, Inc. Defined Benefit Plan (the "Plan"), (iv) James H. Perry ("Perry") by virtue of his position as President and sole Director of Bridge Capital and (v) Gary D. Halbert ("Halbert") by virtue of his position as President and Director of ProFutures Fund (collectively, the "Reporting Persons"). By signing this Amendment No. 1, each Reporting Person agrees that this Amendment No. 1 is filed on its or his behalf. In addition, information is set forth below in subparagraph (g) with respect to the executive officers, directors and control person of ProFutures Fund.

         (a) The Partnership is the recordholder of approximately 7.07% of the outstanding Shares. Bridge Capital and ProFutures Fund, as the general partners of the Partnership, may be deemed to control the Partnership. Perry owns all the outstanding capital stock of Bridge Capital and Halbert owns the majority of the capital stock of ProFutures Fund.

         (b) The principal executive office or business address of the Partnership, Bridge Capital, the Plan and Perry is 5350 South Roslyn Street, Suite 350, Englewood, Colorado 80111. The principal executive office or business address of ProFutures Fund and Halbert is 1310 Highway 620 South, Suite 200, Austin, Texas 78734.

         (c) The Partnership is a limited partnership engaged in venture capital investments. Bridge Capital sole business activity is to serve as a general partner of the Partnership. The Plan is an employee benefit plan for Bridge Capital. ProFutures Fund's business activity is to serve as a general partner of the Partnership and other limited partnerships. Perry is the sole trustee of the Plan.

             Perry is the President and sole director and shareholder of Bridge Capital and a principal in the firm of Perry, Nestman & Doshier, LLC. Halbert is the President and Director and principal shareholder of ProFutures Fund.

         (d) Neither the Reporting Persons, nor to the knowledge of such Reporting Persons, any person named in subparagraph (g) below has been convicted in any criminal proceeding in the past five years (except traffic violations or similar misdemeanors).

         (e) Neither the Reporting Persons, nor to the knowledge of such Reporting Persons, any person named in subparagraph (g) below has been a party to any civil proceeding and, as a result of such proceedings, was or is subject to a judgment, decree, or final order enjoining future violations of or prohibiting or mandating activities




                                Page ___ of ___
subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) The Partnership is a Delaware limited partnership. Bridge Capital is a Colorado corporation, ProFutures Fund is a Texas corporation. Perry and Halbert are citizens of the United States. The Plan is an employee benefit plan as defined in the Employee Retirement Income Security Act of 1974 organized under the laws of the USA.

         (g) Other Directors and executive officers of ProFutures Fund are as follows:

             (1)      Name:  Debi B. Halbert
                      Business Address: 1310 Highway 620 South, Suite 200,
                         Austin, Texas  78734
                      Present Principal Occupation:  Chief Financial Officer
                         and Treasurer, Director and shareholder of ProFutures Fund Management, Inc. and affiliates
                      Citizenship:  USA

             (2)      Name:  John F. Mauldin
                      Business Address: The Ballpark in Arlington,
                         Suite 216, Arlington, Texas  76011
                      Present Principal Occupation:  President, Director and
                         shareholder of Communications Management, Inc.
                         and affiliates
                      Citizenship:  USA


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The total amount of consideration required by the Partnership to purchase the Shares reported in Item 5(c) was $381,018.76. The purchase was made out of working capital and no funds were borrowed to acquire such Shares. The consideration required by the Plan to purchase the Shares reported in Item 5(c) was $15,937.50.



                                Page ___ of ___

ITEM 4.  PURPOSE OF THE TRANSACTION.

Each Reporting Person acquired and holds the Shares for investment purposes only. The Reporting Persons may, from time to time, acquire or sell small blocks of additional Common Stock of the Company; provided, however, that none of the Reporting Persons has any present plan or proposal that would result in any of the actions referred to in paragraphs (a) through (j) of the Instructions to
Item 4 of Schedule 13-D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) The aggregate number of Shares owned beneficially by the Partnership as of the close of business on July 8, 1998, was 858,668 or approximately 7.07% of the 12,128,525 shares of Common Stock outstanding (the "Outstanding Shares"). By virtue of the relationships described in Item 2 of this Statement, each of the other Reporting Persons, except the Plan may be deemed to share indirect beneficial ownership of the Shares held by the Partnership. Perry and Halbert disclaim that each of them is the beneficial owner of the Shares owned by the Partnership.

                  Bridge Capital is the direct, beneficial owner of 400 Shares, the Plan is the direct beneficial owner of 5,000 Shares, and Perry is the direct beneficial owner of 5,000 Shares. By virtue of the relationship described in Item 2 of this Statement, Bridge Capital may be deemed to be the beneficial owner of 858,668 Shares, or 7.07% of the Outstanding Shares and Perry may be deemed to be the beneficial owner of 869,068 Shares, or 7.08% of the Outstanding Shares. Perry disclaims such beneficial ownership, except with respect to 5,000 Shares which are directly owned by Perry. The Plan disclaims any beneficial ownership, except with respect to 5,000 Shares which are directly owned by the Plan.

                  ProFutures Fund and Halbert by virtue of the relationship described in Item 2 of this Statement, may be deemed to be the beneficial owners of 858,668 Shares, or 7.07% of the Outstanding Shares. Halbert disclaims such beneficial ownership.

         (b) The Partnership has the direct power to vote and direct disposition of 858,668 Shares. By virtue of their positions as general partners of the Partnership, ProFutures Fund and Bridge Capital may be deemed to share the indirect power to vote and dispose of these Shares. Perry and Halbert by virtue of their relationship may be deemed to share the indirect power to vote and dispose of the Partnership's Shares. Bridge Capital has the direct power to vote and direct



                                Page ___ of ___
                  disposition of 400 Shares. Perry has the direct power to vote and direct disposition of 5,000 Shares, the indirect power to vote and direct disposition of the 400 Shares held by Bridge Capital and the direct power to vote and direct disposition of the 5,000 Shares held by the Plan. The Plan has the indirect power to vote and dispose of the 5,000 Shares held by the Plan.

         (c) Except as described below, no transactions in the Common Stock of the Company were effected by the persons named in response to paragraphs (a) and (b) above during the past sixty (60) days.

                           (i) From April 7, 1998 through July 8, 1998, the
                  Partnership acquired an additional 122,000 Shares. These Shares were acquired in open market transactions on the following dates and for the consideration set forth below:

                     Date Purchased   Number of Shares   Average Price Per Share
                     -----------------------------------------------------------
                     04/07/98              100,000             3.03125
                     05/26/98                8,500             3.46875
                     05/27/98               11,500             3.406.25
                     07/08/98                2,000             3.00

                           (ii) On April 8, 1998, the Plan acquired 5,000
                  Shares in an open market transaction for $3.1875 per Share.

         (d) No other person is known to have the right to receive, or the power to direct the receipt of dividends from, and the proceeds from the sale of the Shares held by it.

         (e)      Not applicable.

ITEM 7. Material to be Filed as Exhibits

The following documents are attached hereto and incorporated herein by reference:

Exhibit 1. Joint Filing Agreement



                                Page ___ of ___

                                   SIGNATURES


         After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Amendment No. 1 to Schedule 13D is true, complete and correct.


Dated:   JULY 16, 1998.

                                       PROFUTURES BRIDGE CAPITAL FUND, L.P.

                                       BY:      BRIDGE CAPITAL PARTNERS, INC.,
                                                A GENERAL PARTNER


                                         by:    /s/ James H. Perry
                                                ------------------------------
                                                JAMES H. PERRY, PRESIDENT

                                       BRIDGE CAPITAL PARTNERS, INC.


                                         by:    /s/ James H. Perry
                                                ------------------------------
                                                JAMES H. PERRY, PRESIDENT

                                       PROFUTURES FUND MANAGEMENT, INC.


                                         by:    /s/ Gary D. Halbert
                                                ------------------------------
                                                GARY D. HALBERT, PRESIDENT


                                       /s/ James H. Perry
                                       ------------------------------
                                       JAMES H. PERRY


                                       /s/ Gary D. Halbert
                                       ------------------------------
                                       GARY D. HALBERT

                                       BRIDGE CAPITAL PARTNERS, INC. DEFINED
                                       BENEFIT PENSION PLAN


                                       by:      /s/ James H. Perry, Trustee
                                                ------------------------------
                                                James H. Perry, Trustee





                                Page ___ of ___

                                 EXHIBIT INDEX



Exhibit 1           Joint Filing Agreement





                                  Page _ of _